UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Woods Investment Company, Ltd.**

(Name of Issuer)

Common Shares, no par value

Special Shares, no par value

(Title of Class of Securities)

(CUSIP Number)

October 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**     Issuer is the successor registrant to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies. Under Rule 12g-3(a), series B-1 special shares of the Registrant (the “Special Shares”) and the common shares of the Issuer into which the Special Shares are convertible (the “Common Shares) are now deemed to be registered under Section 12(g) of the Exchange Act.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 874038102	Page 2 of 2

(1)	Names of reporting persons Chang-Hai Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 7,057,946 Special Shares
shares beneficially owned by	(8)	Shared voting power 26,333,158 Special Shares
each reporting person	(9)	Sole dispositive power 7,057,946 Special Shares
with:	(10)	Shared dispositive power 26,333,158 Special Shares
(11)	Aggregate amount beneficially owned by each reporting person 26,333,158 Special Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

31.97% of the total number of Common Shares and Special Shares, based on a total of 82,367,404 Common Shares and Special Shares of the Issuer issued and outstanding as of October 12, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of October 12, 2021.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 3 of 2

(1)	Names of reporting persons Yu-Hua Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 5,779,200 Special Shares
shares beneficially owned by	(8)	Shared voting power 26,333,158 Special Shares
each reporting person	(9)	Sole dispositive power 5,779,200 Special Shares
with:	(10)	Shared dispositive power 26,333,158 Special Shares
(11)	Aggregate amount beneficially owned by each reporting person 26,333,158 Special Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

31.97% of the total number of Common Shares and Special Shares, based on a total of 82,367,404 Common Shares and Special Shares of the Issuer issued and outstanding as of October 12, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of October 12, 2021.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 4 of 2

(1)	Names of reporting persons Tai-Ping Wu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 4,904,820 Special Shares
shares beneficially owned by	(8)	Shared voting power 26,333,158 Special Shares
each reporting person	(9)	Sole dispositive power 4,904,820 Special Shares
with:	(10)	Shared dispositive power 26,333,158 Special Shares
(11)	Aggregate amount beneficially owned by each reporting person 26,333,158 Special Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

31.97% of the total number of Common Shares and Special Shares, based on a total of 82,367,404 Common Shares and Special Shares of the Issuer issued and outstanding as of October 12, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of October 12, 2021.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 5 of 2

(1)	Names of reporting persons Chin-Pen Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 4,442,234 Special Shares
shares beneficially owned by	(8)	Shared voting power 26,333,158 Special Shares
each reporting person	(9)	Sole dispositive power 4,442,234 Special Shares
with:	(10)	Shared dispositive power 26,333,158 Special Shares
(11)	Aggregate amount beneficially owned by each reporting person 26,333,158 Special Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

31.97% of the total number of Common Shares and Special Shares, based on a total of 82,367,404 Common Shares and Special Shares of the Issuer issued and outstanding as of October 12, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of October 12, 2021.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 6 of 2

(1)	Names of reporting persons Cheng-Hsien Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 4,148,958 Special Shares
shares beneficially owned by	(8)	Shared voting power 26,333,158 Special Shares
each reporting person	(9)	Sole dispositive power 4,148,958 Special Shares
with:	(10)	Shared dispositive power 26,333,158 Special Shares
(11)	Aggregate amount beneficially owned by each reporting person 26,333,158 Special Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

31.97% of the total number of Common Shares and Special Shares, based on a total of 82,367,404 Common Shares and Special Shares of the Issuer issued and outstanding as of October 12, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of October 12, 2021.

(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

Reference is hereby made to the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2021 (the “Original Schedule 13D”) and the supplement the Original Schedule 13D on August 20, 2021 (the “Amended Schedule 13D”) with respect to the common shares, par value NT$10.00 per share (the “TLC Shares”) of Taiwan Liposome Company, Ltd., a company limited by shares organized under the laws of Taiwan ( “TLC”). The Reporting Persons are some of the filers to the Original Schedule 13D and the Amended Schedule 13D. This Amendment No. 2 is being filed by the Reporting Persons to report changes in their ownership of the TLC Shares only. It does not cover ownership changes of the remaining filers of the Amended Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Original Schedule 13D and Amended Schedule 13D.

Item 2: Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Statement is being filed jointly by:

•	Chang-Hai Lin;
•	Yu-Hua Lin;
•	Tai-Ping Wu;
•	Chin-Pen Lin;
•	Cheng-Hsien Lin;

(collectively, the “Reporting Persons”).

The Reporting Persons have entered into a new Joint Filing Agreement, dated as of October 20, 2021, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each Reporting Person and each executive officer and director of each Reporting Person (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety to read as follows:

On October 12, 2021, the Share Swap was completed, and the Reporting Persons received one Special Share in exchange for each TLC Share that were held by them. The Special Shares are convertible into Common Shares within 60 days at the discretion of their holders, including the Reporting Persons. As the Issuer was not registered under section 12 of the Securities Exchange Act of 1934 (the “Act”), the TLC Shares were registered under Section 12(g) of the Act, and holders of TLC Shares acquired beneficial interest in the Special Shares and Common Shares in connection with an exchange of the TLC Shares, the Special Shares and Common Shares are deemed to be registered under the same paragraph of section 12.

The information set forth under the Explanatory Note and Items 4 and 6 of the Original Schedule 13D is incorporated herein by reference.

Item 5: Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) As of the close of business on October 12, 2021, each the Reporting Persons may be deemed, individually, and the Reporting Persons may be deemed, as a group, to beneficially own an aggregate of 26,333,158 Special Shares, which represents approximately 31.97% of the 82,367,404 Common Shares and Special Shares as of October 12, 2021.

Each of the Reporting Persons and the Covered Persons directly hold and have the sole power to vote and to direct the vote of the following shares:

Name	Special Shares Beneficially Owned	Percentage of Special Shares Beneficially Owned
Chang-Hai Lin	7,057,946	8.57%
Yu-Hua Lin	5,779,200	7.02%
Tai-Ping Wu	4,904,820	5.95%
Chin-Pen Lin	4,442,234	5.39%
Cheng-Hsien Lin	4,148,958	5.04%

The Reporting Persons and the Covered Persons beneficially own an aggregate of 26,333,158 Special Shares. The Special Shares beneficially owned by the Reporting Persons and the Covered Persons represent, in the aggregate, approximately 31.97% of the outstanding Common Shares and Special Shares. The percentages of beneficial ownership in this Statement are based on an aggregate of 82,367,404 Common Shares and Special Shares of the Issuer issued and outstanding as of October 12, 2021.

As the Reporting Persons have the right to convert each Special Share into one Common Share, they are deemed to have beneficial interest in the same number and percentage of Common Shares.

(c) The information set forth under the Explanatory Note and Items 3, 4 and 6 of the Original Schedule 13D is incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Special Shares reported in this Statement.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information set forth under the Explanatory Note and Items 3, 4 and 5 of the Original Schedule 13D is incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Item 7 is hereby supplemented to add the following exhibits:

-	Exhibit 99.1 – Joint Filing Agreement, dated October 20, 2021, by and among the Reporting Persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2021

Chang-Hai Lin
/s/ Chang-Hai Lin

Yu-Hua Lin
/s/ Yu-Hua Lin

Tai-Ping Wu
/s/ Tai-Ping Wu

Chin-Pen Lin
/s/ Chin-Pen Lin

Cheng-Hsien Lin
/s/ Cheng-Hsien Lin

SCHEDULE A

Covered Persons

The following sets forth the name, position and principal occupation of each Covered Person. Each of the Covered Persons is a citizen of the Republic of China (Taiwan).

Name	Present Principal Occupation	Relationship to Reporting Persons	Business Address
Chang-Hai Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Yu-Hua Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Tai-Ping Wu		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Chin-Pen Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Cheng-Hsien Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan